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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003
WASH, D.C. 181

SEC FILE NUMBER
8- 47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HIGHLAND SECURITIES CORPORATION DBA
GRIFFIN CAPITAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3421 MANHATTAN AVENUE

(No. and Street)

MANHATTAN BEACH, CALIFORNIA 90266
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN A. SHIELDS   310/546-4548
                                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP

(Name — *if individual, state last, first, middle name)*

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ___KEVIN A. SHIELDS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___HIGHLAND SECURITIES CORPORATION DBA GRIFFIN CAPITAL_____, as of ___DECEMBER 31, 2002_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

SANDRA SERRA
Comm. # 1212300
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires March 5, 2003

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

	70

ADDRESS	Number and Street	City	State	Zip Code

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

71	72	73	74

Check One

(X)   Certified Public Accountant | 75 |

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or
       any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ NO	CARD			
50	51	52	53			

176

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS



GREEN HASSON & JANKS LLP

BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying statement of financial condition of Highland Securities Corporation dba Griffin Capital, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Securities Corporation dba Griffin Capital, as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 15, 2003
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS:

Cash	$ 5,518	
Marketable Securities	7,942	
Investment in Limited Liability Company	600	
TOTAL CURRENT ASSETS		$ 14,060

OTHER ASSET:

Deferred Tax Asset		17,000
TOTAL ASSETS		$ 31,060

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		$ --

STOCKHOLDER'S EQUITY:

Common Stock – No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$ 5,000	
Additional Paid-In Capital	128,076	
Accumulated Deficit	(102,016)	
TOTAL STOCKHOLDER'S EQUITY		31,060
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 31,060

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

REVENUES		$ --
EXPENSES:		
Bank Charges	$ 166	
Dues and Subscriptions	250	
Insurance - General	684	
Professional Fees	6,000	
Taxes, Licenses and NASD Fees	538	
TOTAL EXPENSES		7,638
LOSS FROM OPERATIONS		7,638
OTHER (INCOME) EXPENSE:		
Interest Income	(43)	
Unrealized Loss on Investments	4,460	
TOTAL OTHER (INCOME) EXPENSE		4,417
LOSS BEFORE BENEFIT FROM INCOME TAXES		12,055
Benefit from Income Taxes		(3,200)
NET LOSS		$ 8,855

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

| | Common Stock | | Additional | Accumulated | Stockholder's |
	Number of Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at January 1, 2002	5,000	$ 5,000	$ 123,076	$ (93,161)	$ 34,915
Capital Contribution			5,000		5,000
Net Loss	--	--	--	(8,855)	(8,855)
BALANCE AT DECEMBER 31, 2002	5,000	$ 5,000	$ 128,076	$ (102,016)	$ 31,060

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (8,855)	
Adjustments to Reconcile Net Loss to		
Net Cash Used in Operating Activities:		
Unrealized Loss on Investments	4,460	
Deferred Tax Benefit	(4,000)	
NET CASH USED IN OPERATING ACTIVITIES		$ (8,395)

CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES:

Proceeds from Contribution of Additional Paid-In Capital	5,000
NET DECREASE IN CASH	(3,395)
Cash - Beginning of Year	8,913
CASH - END OF YEAR	$ 5,518

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:

Cash Paid During the Year:	
Income Taxes	$ 800

The Accompanying Notes are an Integral Part of These Financial Statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Highland Securities Corporation dba Griffin Capital, (the company) is primarily engaged in the business of brokering private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

The company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to customers; and effectuates all financial transactions between the company and its customers through one or more bank accounts, each to be designated as "special accounts for the exclusive benefit of customers." The company is exempt since they do not hold or ever receive customer funds or securities.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) INVESTMENTS

Trading securities, comprised of marketable equity securities, are recorded at fair value based on trading in the public market.

The investment in the limited liability company is recorded at historic cost.

(d) REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction. Expenses related to an individual private placement are capitalized and recognized as a cost of the transaction upon recognition of the related revenue. Expenses related to transactions which are abandoned are recognized at the date of abandonment.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   INCOME TAXES

Income taxes are provided based on income reported in the financial statements adjusted for transactions that do not enter into the computation of income taxes payable.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - INCOME TAXES

The benefit from income taxes consists of the following:

Current – State	$	800
Deferred Tax Benefit		(4,000)
BENEFIT FROM INCOME TAXES	**$**	**(3,200)**

Deferred income taxes consist of the following:

DEFERRED TAX ASSET:		
Net Operating Loss Carryforwards	$	18,000
DEFERRED TAX LIABILITY:		
State Income Taxes		(1,000)
NET DEFERRED TAX ASSETS	**$**	**17,000**

As of December 31, 2002, the company has net operating loss carryforwards for federal income tax purposes of approximately $65,000, which will expire in years 2015 through 2022. As of December 31, 2002, the company has net operating loss carryforwards for state franchise tax purposes of approximately $18,000, which will expire in years 2004 through 2009.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

During the period from April 2002 through December 2002, the company was deficient with respect to the maintenance of minimum net capital. The deficiency arose as a result of the company treating securities held at another broker-dealer, with whom there was no PAIB Agreement, as allowable assets in determining its net capital. Upon identification of this inappropriate treatment, the company increased its net capital. At December 31, 2002, the company had net capital of $5,518, which is $518 in excess of its required net capital of $5,000. During the period that the company was deficient the company conducted no securities business.

In addition, in January 2003, the company transferred its securities from the broker-dealer to a bank qualifying the securities as allowable assets in determining its net capital.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2002



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying financial statements of Highland Securities Corporation dba Griffin Capital, as of and for the year ended December 31, 2002, and have issued our report thereon dated February 15, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

February 15, 2003
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard I Sixteenth Floor I Los Angeles, California 90024-3929
TEL (310) 873-1600 I FAX (310) 873-6600 I www.ghjadvisors.com

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

NET CAPITAL:

Total Stockholder's Equity	$	31,060
Nonallowable Assets		(25,542)
NET CAPITAL	$	5,518

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	518
Excess Net Capital at 1500%	$	5,518
Excess Net Capital at 1000%	$	5,518
Ratio: Aggregate Indebtedness to Net Capital		0 to 1.00

See Independent Auditors' Report on Supplemental Information

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2002

Net Capital as Reported in the Company's		
Focus Report Part II	$	12,269
Net Capital Per Schedule I		5,518
DIFFERENCE	$	6,751
Excess Net Capital as Reported in the Company's		
Focus Report Part II	$	7,269
Excess Net Capital Per Schedule I		518
DIFFERENCE	$	6,751

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

See Independent Auditors' Report on Supplemental Information



GREEN HASSON & JANKS LLP

BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Highland Securities Corporation
dba Griffin Capital

In planning and performing our audit of the financial statements and supplemental schedules of Highland Securities Corporation dba Griffin Capital, (the company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard I Sixteenth Floor I Los Angeles, California 90024-3929
TEL (310) 873-1600 I FAX (310) 873-6600 I www.ghjadvisors.com
-14-

Board of Directors
Highland Securities Corporation
dba Griffin Capital
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

February 15, 2003
Los Angeles, California